FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     T      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____    No      T
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

An announcement on the issue of commercial paper by China Netcom Group Corporation (Hong Kong) Limited (the“Registrant”), made by the Registrant on October 8, 2008.

Document 1

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

ISSUE OF COMMERCIAL PAPER
China Netcom (Group) Company Limited, a wholly-owned subsidiary of China Netcom Group Corporation (Hong Kong) Limited, has completed the issue of the first tranche of commercial paper for the year 2008 of an amount of RMB10 billion.

Reference is made to the announcement made by China Netcom Group Corporation (Hong Kong) Limited (the “Company”) on 24 September 2008.  The Company announces that China Netcom (Group) Company Limited, a wholly-owned subsidiary of the Company, completed the issue of the first tranche of commercial paper for the year 2008 of an amount of RMB10 billion on 8 October 2008, with a maturity period of 365 days and at an interest rate of 4.47%.  Interests will accrue from 8 October 2008.

By order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zuo Xunsheng Chairman and Chief Executive Officer

Hong Kong, 8 October 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors, and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By             /s/ Huo Haifeng

By             /s/ Mok Kam Wan

Name:     Huo Haifeng and Mok Kam Wan

Title:        Joint Company Secretaries

Date: October 8, 2008